Rian Christopher Weston-Dodds

WORK EXPERIENCE

Student **Boulder, Co**
University of Colorado - Boulder **June 2018- Present**

Equity Analyst **Boulder, Co**
Public Markets **Summer 2018**

- Researched and analyzed companies for equity investment consideration.
- Portfolio optimization using various strategies – put/call, spreads.

Equity Analyst **Boulder, Co**
Public Markets **Summer 2020**

- Remain informed of public markets
- Develop trading strategies to increase returns and mitigate losses across the portfolio
- Develop and employ option trading strategies to determine the most efficient pricing